

Mail Stop 4628

October 17, 2017

Mr. Chukwuemeka A. Oyolu
Vice President and Controller
Phillips 66
2331 CityWest Blvd.
Houston, TX 77042

>   **Re: Phillips 66**
>   **Form 10-K for Fiscal Year Ended December 31, 2016**
>   **Response Dated September 22, 2017**
>   **File No. 001-35349**

Dear Mr. Oyolu:

We have reviewed your September 22, 2017 response to our comment letter and have the following comment. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our reference to the prior comment is to the comment in our September 14, 2017 letter.

Form 10-K for Fiscal Year Ended December 31, 2016

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 30

Results of Operations, page 33

1.   We have read your response to prior comment one in which you provide details of how marketing fuel margin, refining margin and realized refining margin are calculated on a per barrel basis. Further, we note on a prospective basis you intend to include a definition and calculation for each of these measures in your filings. Please include details of how the amounts used in the calculations are derived from your financial statements and related note disclosures. In addition, please indicate these margin measures are not comparable to GAAP gross margin or gross profit as you subtract some

but not all of the expenses that comprise a complete cost of sales measure from revenue in your calculations.

You may contact Jenifer Gallagher, Staff Accountant at (202) 551-3706 or me at (202) 551-3489 with any questions.

Sincerely,

/s/ Brad Skinner

Brad Skinner
Senior Assistant Chief Accountant
Office of Natural Resources